

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2013

<u>Via Email</u>
Erik Prusch
President and Chief Executive Officer
Clearwire Corporation
1475 120th Avenue Northeast
Bellevue, Washington 98005

      Re: **Clearwire Corporation**
              Amendment Nos. 3 and 4 to Schedule 13E-3
              Filed April 12 and April 19, 2013, respectively
              File No. 005-84306

              Revised Preliminary Proxy Statements on Schedule 14A
              Filed April 12 and 19, 2013, respectively
              File No. 001-34196

              Response letter dated April 15, 2013

Dear Mr. Prusch:

      We have reviewed your filings and correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to prior comments 1 through 3 regarding the application of Rule 13e-3 to SoftBank. While we will not undertake any further examination of this issue at this time, we reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate, particularly if the Sprint-SoftBank merger is consummated prior to the Clearwire special meeting or prior to consummation of the Rule 13e-3 transaction.

2. We note your response to prior comment 5, regarding the application of Rule 13e-3 to the Eagle River purchases. While we will not undertake any further examination of this issue at this time, we reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

Summary Term Sheet, page 1

3. We note your response to prior comment 6. Given that you have retained a definition of "unaffiliated stockholders" on page 3 which encompasses persons who might be considered affiliates of Clearwire under Rule 13e-3(a)(1)—including, for instance, the SIGs—we reissue the comment. Please revise your disclosure so that you present a fairness determination that addresses fairness exclusively to unaffiliated security holders. See Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3503 if you have any other questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via Email
David Fox, Esq.
Kirkland & Ellis LLP